Merger of Shinhan Financial Group’s two asset management companies

On January 2, 2009, the merger of Shinhan Financial Group’s asset management firms, Shinhan BNP Paribas ITMC and SH Asset Management, took place.

SH Asset Management was dissolved after being merged into Shinhan BNP Paribas ITMC, the surviving entity.
Subsequently, Shinhan BNP Paribas ITMC changed its name to Shinhan BNP Paribas Asset Management Co., Ltd.